--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from to

                         Commission File Number: 1-16625

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Bunge Retirement Savings Plan
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606
--------------------------------------------------------------------------------

BUNGE RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        3

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
      December 31, 2004 and 2003                                               4

   Statements of Changes in Net Assets Available for Benefits for the Years
     Ended December 31, 2004 and 2003                                          5

   Notes to Financial Statements                                            6-10

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at
     End of Year), December 31, 2004                                          11

Signature Page                                                                12

Exhibit Index                                                                 13

-------------

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 24, 2005

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

--------------------------------------------------------------------------------

                                                        2004             2003
                                                        ----             ----

INVESTMENTS--at fair value:
  Mutual funds                                     $ 93,919,896      $70,140,401
  Common collective trusts                           29,214,426             -
  Interest in Bunge Limited common shares             5,217,203        2,041,598
  Participant loans                                   1,190,395             -
                                                   ------------      -----------

     Total investments                              129,541,920       72,181,999
                                                   ------------      -----------

CONTRIBUTIONS RECEIVABLE
  Participants                                            4,535            8,913
  Employer group                                        113,454          737,821
                                                   ------------      -----------

     Total contributions receivable                     117,989          746,734
                                                   ------------      -----------

PLAN TRANSFERS RECEIVABLE                                27,637             -
                                                   ------------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $129,687,546      $72,928,733
                                                   ============      ===========


See notes to the financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

--------------------------------------------------------------------------------


                                                       2004              2003
                                                       ----              ----
ADDITIONS TO NET ASSETS:
  Investment income--interest                     $    418,327       $    88,727
  Investment income--dividends                       2,183,507         1,030,105
  Contributions:
    Employer group                                   3,142,673         1,506,700
    Participant                                      5,872,869         3,920,517
    Rollovers                                          338,739           165,579
    Asset transfers (Note 11)                       54,101,833              -
    Plan transfers in (Note 10)                           -               63,986
  Net appreciation in value of investments           8,257,668        11,890,116
                                                  ------------       -----------

      Total                                         74,315,616        18,665,730
                                                  ------------       -----------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                     17,505,965         8,097,363
  Plan transfers out (Note 10)                            -            4,410,049
  Expenses                                              48,225             1,500
  Other                                                  2,613              -
                                                  ------------       -----------

      Total                                         17,556,803        12,508,912
                                                  ------------       -----------

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS         56,758,813         6,156,818

NET ASSETS AVAILABLE FOR BENEFITS--Beginning
  of year                                           72,928,733        66,771,915
                                                  ------------       -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year    $129,687,546       $72,928,733
                                                  ============       ===========

See notes to the financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge Retirement Savings Plan (the "Plan") formerly known as the Bunge North America, Inc. Profit Sharing Plan, was established as of January 1, 1971. Effective January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan ("CSY Thrift Plan") and the non-union participants from the Bunge North America, Inc. Savings Plan. Asset transfers in 2004 represent the transfer of participant accounts from these former plans into the Plan. Significant accounting policies followed by the Plan are as follows.

     Basis of Accounting--The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Investments--Investments in Bunge Limited common shares, common collective trusts and mutual funds are stated at fair value which is based on quoted market prices. Sales and purchases of investments are accounted for on the trade date. Interest and dividend income is recorded when earned. Investment income is allocated to participants based on account balances.

     Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan and is administered by the Retirement Savings Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company ("State Street") to serve as Trustee of the Plan. Effective April 1, 1994, the Plan was amended to qualify under Section 401(k) of the Internal Revenue Code ("IRC"). The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan. Participants should refer to the Plan agreement for more complete information. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc., Bunge North America
     (East), L.L.C., Bunge North America (OPD West), Inc., Bunge Management Services Inc., Bunge Global Markets, Inc. or Bunge North America, Inc. or their subsidiaries or Bunge Towing, Inc. (collectively, the "Employer Group") are immediately eligible to participate in the Plan. Individual accounts are maintained for each participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

3.   CONTRIBUTIONS AND WITHDRAWALS

     Effective January 1, 2002, participants may contribute up to 50% of their base salary on a pre-tax basis. Prior to January 1, 2004, participants also had the option to contribute on a post-tax basis up to 4% of their base salary. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2004 could not exceed $13,000 ($12,000 in 2003). However in 2004 and 2003, if a participant reached age 50 by December 31, of that year, they were able to contribute an additional $3,000 and $2,000 "catch up" contribution, respectively, to the Plan on a pre-tax basis.

     The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests. The participants' contributions, plus any earnings thereon, vest immediately.

     Monthly matching contributions are made by the Employer Group. Effective January 1, 2004, participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately. Prior to January 1, 2004, contributions were matched at the rate of 25% of the first 6% of participant pre-tax contributions and vested at a rate of 20% per year. Participants with an Employer Group matching contribution balance on January 1, 2004, became fully vested in such balance effective January 1, 2004.

     Upon entry into the Plan, participants may select from a number of investment alternatives for their contributions. Employer Group matching contributions are allocated to participants based upon the contribution allocation among investment alternatives elected by the participants. Thereafter, Employer Group contributions may be reallocated by the participant among all investment alternatives.

     Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn.

     Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment which is allowed by the Plan.

     Effective April 1, 2001, the Plan was amended to allow participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan and to allow participants to make withdrawals at age 59 1/2.

4.   PARTICIPANT LOANS

     Effective January 1, 2004, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence, which may have a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance.

5.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. Upon such Plan termination, participants will become 100% vested in their accounts.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the applicable date of that letter (see Note 1). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

7.   RELATED PARTY TRANSACTIONS

     Certain of the Plan's investments are invested in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2004 are disclosed on the supplemental schedule of assets held for investment purposes.

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid out of the balance of participant accounts.

8.   INVESTMENTS

     The following investments represent 5% or more of net assets available for benefits at December 31, 2004 and 2003:

                                                         2004            2003
                                                         ----            ----

        Fidelity Magellan Fund                       $ 7,635,148     $      -
        Fidelity Dividend Growth Fund                  7,923,760            -
        PIMCO Total Return Fund                       15,538,500      12,502,973
        SSgA Money Market Fund                        23,558,047            -
        Fidelity Capital Appreciation Fund            24,204,973            -
        SSgA S&P 500 Index Fund                       25,228,580            -
        Vanguard Institutional Index Fund                   -         21,749,566
        Putnam New Opportunities Fund                       -         16,128,686
        Putnam Money Market Fund                            -         11,588,310

     The net appreciation in fair value, including realized gains and losses, for each class of investments as presented on the statements of net assets available for benefits for the years ended December 31, 2004 and 2003 is as follows:

                                                         2004            2003
                                                         ----            ----

        Mutual funds                                  $3,402,980     $11,410,627
        Common collective trusts                       2,892,002            -
        Bunge Company Stock Fund shares(1)             1,962,686         479,489
                                                      ----------     -----------

        Net appreciation in value of investments      $8,257,668     $11,890,116
                                                      ==========     ===========

     (1) The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 87,135 and 62,017 common shares of Bunge Limited at December 31, 2004 and 2003, respectively. During 2004 and 2003, the Plan recorded dividend income of $37,239 and $23,047, respectively, and net appreciation in fair value of $1,962,686 and $479,489, respectively, from Bunge Limited common shares.

9.   DISCRETIONARY CONTRIBUTION

     In March 2004, the Company approved and made an additional discretionary contribution of $737,821 for the 2003 Plan year equal to 25% of the contributions of each participant up to 6% of their pre-tax salary. This additional contribution resulted in the Company matching 50% of the participant's contributions made in 2003, up to 6% of the participant's pre-tax salary. Effective January 1, 2004, the Company elected to discontinue discretionary contributions effective for plan years beginning on or after January 1, 2004.

10.  PLAN TRANSFERS

     Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant's active account. In addition, if a change in a participant's employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant's new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

11.  ASSET TRANSFERS

     Effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the CSY Thrift Plan transferred to the Plan. Fidelity Management Trust Company ("Fidelity") was terminated as recordkeeper and Trustee of the assets related to the CSY Thrift Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The market value of the assets transferred from Fidelity to CitiStreet was as follows:


        Cash                                                    $13,305,749
        Fidelity Magellan Fund                                    5,720,276
        Fidelity Capital Appreciation Fund                        1,822,556
        Fidelity Dividend Growth Fund                             1,088,260
        PIMCO Total Return Fund                                   1,184,217
        Fidelity Managed Income Portfolio Fund                   21,378,882
        Oakmark Select I Fund                                       430,152
        Loan Fund                                                   419,144
                                                                -----------
        Total                                                   $45,349,236
                                                                ===========

     Each fund's assets were transferred to a comparable investment fund at CitiStreet. Fidelity Magellan Fund assets, were transferred to the Fidelity Magellan Fund. Fidelity Capital Appreciation Fund assets were transferred to the Fidelity Capital Appreciation Fund. Fidelity Dividend Growth Fund assets were transferred to the Fidelity Dividend Growth Fund. PIMCO Total Return Fund Assets were transferred to the PIMCO Total Return Fund. Fidelity Managed Income Portfolio Fund assets were transferred to the SSgA Money Market Fund. Oakmark Select I Fund assets were transferred to the Oakmark Select Fund. Fidelity loan assets were transferred to the CitiStreet Loan Fund.

     Effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the Bunge Management Services Inc. Savings Plan, with the exception of the Employer Group contribution receivable of $148,774, transferred from the Bunge Management Services Inc. Savings Plan to the Plan. Putnam Trust Company ("Putnam") was terminated as recordkeeper and Bunge Management Services Inc. representatives resigned as Trustees of the assets related to the Bunge Management Services Inc. Savings Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The market value of the assets transferred from Putnam to CitiStreet was as follows:

        PIMCO Total Return Fund                                 $1,224,054
        Putnam Investors Fund                                      226,248
        Putnam Money Market Fund                                   685,256
        Oppenheimer Capital Appreciation Fund                       99,487
        Putnam New Opportunities Fund                            1,725,675
        American Funds New Prespectives Fund                        96,249
        Bunge Limited Company Stock Fund                           232,112
        Wellington Trust Company CIF US Core Equity Fund            24,382
        Vanguard Institutional Index Fund                        2,583,159
        Legg Mason Value Institutional Portfolio Fund              689,596
                                                                ----------

        Total                                                   $7,586,218
                                                                ==========

     Each fund's assets were transferred to a comparable investment fund at CitiStreet. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Putnam Investors Fund assets were transferred to the Fidelity Magellan Fund. Putnam Money Market Fund assets were transferred to the SSgA Money Market Fund. Oppenheimer Capital Appreciation Fund assets were transferred to the Oppenheimer Capital Appreciation Fund. Putnam New Opportunities Fund assets were transferred to the Fidelity Capital Appreciation Fund. American Funds New Perspectives Fund assets were transferred to the American Funds New Perspectives Fund. Bunge Limited Company Stock Fund assets were transferred to the Bunge Limited Company Stock Fund. Wellington Trust Company CIF US Equity Fund assets were transferred to the Wellington US Core Equity Fund. Vanguard Institutional Index Fund assets were transferred to the SSgA S&P 500 Index Fund. Legg Mason Value Institutional Portfolio Fund assets were transferred to the Legg Mason Value Fund.

     Effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the non-union participants of the Bunge North America Inc., Savings Plan transferred to the Plan. Putnam was terminated as recordkeeper and Company representatives resigned as Trustees of the assets related to the non-union participants of the Bunge North America Inc., Savings Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The market value of the assets transferred from Putnam to CitiStreet was as follows:

        PIMCO Total Return Fund                                 $  157,833
        Putnam Investors Fund                                       45,436
        Putnam Money Market Fund                                   201,943
        Oppenheimer Capital Appreciation Fund                        1,088
        Putnam New Opportunities Fund                              313,036
        American Funds New Prespective Fund                          2,017
        Bunge Limited Company Stock Fund                            47,783
        Wellington Trust Company II Core Equity Fund                   292
        Vanguard Institutional Index Fund                          233,486
        Legg Mason Value Institutional Portfolio Fund               14,691
                                                                ----------

        Total                                                   $1,017,605
                                                                ==========

     Each fund's assets were transferred to a comparable investment fund at CitiStreet. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Putnam Investors Fund assets were transferred to the Fidelity Magellan Fund. Putnam Money Market Fund assets were transferred to the SSgA Money Market Fund. Oppenheimer Capital Appreciation Fund assets were transferred to the Oppenheimer Capital Appreciation Fund. Putnam New Opportunities Fund assets were transferred to the Fidelity Capital Appreciation Fund. American Funds New Perspectives Fund assets were transferred to the American Funds New Perspectives Fund. Bunge Limited Company Stock Fund assets were transferred to the Bunge Limited Company Stock Fund. Wellington Trust Company CIF US Equity Fund assets were transferred to the Wellington US Core Equity Fund. Vanguard Institutional Index Fund assets were transferred to the SSgA S&P 500 Index Fund. Legg Mason Value Institutional Portfolio Fund assets were transferred to the Legg Mason Value Fund.

BUNGE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004
--------------------------------------------------------------------------------


                                                                     Number of                            Market
Description                                                        Shares/Units         Cost**             Value
-----------                                                        ------------         ------             -----

INTEREST IN MUTUAL FUNDS:
*SSgA Money Market Fund                                           23,558,046.6100                       $ 23,558,047
PIMCO Total Return Fund                                            1,456,279.3283                         15,538,500
Oakmark Select Fund                                                   86,301.4707                          2,878,154
Fidelity Magellan Fund                                                73,563.4266                          7,635,148
Fidelity Dividend Growth Fund                                        278,124.2538                          7,923,760
Oppenheimer Capital Appreciation Fund                                 44,451.7178                          1,832,300
Fidelity Capital Appreciation Fund                                   929,887.5613                         24,204,973
American Funds New Perspectives Fund                                 145,223.1611                          4,005,255
Wellington US Core Equity Fund                                       132,886.4585                          1,057,776
Legg Mason Value Fund                                                 75,245.3038                          5,285,983
                                                                                                        ------------

         Total interest in mutual funds                                                                   93,919,896
                                                                                                        ------------

INTEREST IN COMMON COLLECTIVE TRUSTS:
*SSgA Conservative Strategic Asset Allocation                        190,047.6284                          2,027,808
*SSgA Moderate Strategic Asset Allocation Fund                        84,849.3960                            928,252
*SSgA Aggressive Strategic Asset Allocation                           91,945.2115                          1,029,786
*SSgA S&P 500 Index Fund                                           1,228,086.4524                         25,228,580
                                                                                                        ------------

         Total interest in common collective trusts                                                       29,214,426
                                                                                                        ------------

*INTEREST IN COMMON STOCK--Bunge
Limited Common Shares                                                      87,135                          5,217,203

*PARTICIPANT LOANS--Loan Fund, rates from
 4.5% to 10.5%, maturities through January 2010                                                            1,190,395
                                                                                                        ------------

         Total investments                                                                              $129,541,920
                                                                                                        ============


 *Party-in-interest

 **Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Bunge Retirement Savings Plan

Date:  June 29, 2005                      By: /s/ Philip Staggs
                                              -----------------
                                              Philip Staggs
                                              Plan Administrator

                                 EXHIBIT INDEX



Exhibit
Number          Description of Document
------          -----------------------

 23.1           Consent of Independent Registered Public Accounting Firm